UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On February 19, 2021, Compugen Ltd. (“Compugen” or the “Company”) entered into an amendment No. 2 (the “Amendment”) to the Master Clinical Trial Collaboration Agreement dated October 10, 2018 (the “Agreement”) by and between the Company and Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb” or “BMS”). A copy of the press release announcing the Amendment is furnished as Exhibit 99.1 to this Form 6-K.

Under the Agreement, the parties agreed to evaluate the safety and tolerability of Compugen’s COM701, a first-in-class investigational anti-PVRIG antibody (“COM701”), in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. As of today, the parties have completed the enrollment of patients in the dual combination dose escalation study of COM701 with Opdivo®. Pursuant to the Amendment, the parties agree to pursue the expansion of the Phase 1b combination study designed to evaluate the dual combination of COM701 and Opdivo® in patients with advanced solid tumors (the “Dual Combination”), where Compugen will be responsible for and will sponsor the expansion cohort and BMS will provide Opdivo® at no cost to Compugen for this study.

The collaboration is also designed to address potential future combinations, and following the first amendment executed in February 2020, the parties are conducting a triple combination study to evaluate the safety and tolerability of COM701, Opdivo®, and BMS’ anti-TIGIT antibody known as BMS-986207 (collectively, the “Triple Combination”).

The Amendment also revises the exclusivity period granted to BMS to include a specific date for termination of exclusivity period, so that it ends at the earlier of (i) six months after the study completion of the Triple Combination and the Dual Combination; or (ii) December 31, 2023.

All other terms of the Agreement remain unchanged.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit Number	Description of Exhibit
10.1#	Amendment No. 2 to Master Clinical Trial Collaboration Agreement, dated February 19, 2021, by and between Compugen Ltd. and Bristol-Myers Squibb Company.
99.1	Press Release dated February 22, 2021.

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Portions of this exhibit (indicated by asterisks) have been omitted because the Registrant has determined they are not material and would likely cause competitive harm to the Registrant if publicly disclosed, and certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 22, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel